SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	2019 First Quarterly Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 26, 2019	By:	/s/ Guo Xiaojun
	Name:	Guo Xiaojun
	Title:	Secretary to Board of Directors

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2019 First Quarterly Report

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange in the People’s Republic of China and pursuant to the disclosure obligations under Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1. Important Message

1.1

The Board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its directors, supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in the 2019 first quarterly report, and warrant that there are no false representations or misleading statements contained in or material omissions from this report and severally and jointly accept responsibility pursuant to such information.

1.2	All directors attended the sixteenth meeting of the ninth session of the Board, and have considered and adopted the 2019 first quarterly report at the meeting.

1.3

Mr. Wu Haijun, Chairman of the Company, Mr. Zhou Meiyun, Executive Director, Vice President and Chief Financial Officer overseeing the accounting operations, and Ms. Yang Yating, person-in-charge of Accounting Department (Deputy Accounting Chief) and Finance Manager warrant the truthfulness, accuracy and completeness of the financial report contained in this first quarterly report.

1.4	The financial report of the Company’s 2019 first quarterly report was prepared under the China Accounting Standards for Business Enterprises and was un unaudited.

2. Key Financial Data & Change in Shareholdings

2.1	Major Accounting Data

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Total assets (RMB’000)	43,079,860	44,539,960	-3.28
Total equity attributable to equity shareholders of the Company (RMB’000)	30,993,549	30,370,126	2.05

	From the beginning of the year to the end of the Reporting Period (January to March)	From the beginning of the year to the end of the Reporting Period last year (January to March)	Increase/decrease as compared to the corresponding period of the previous year (%) (January to March)
Net cash flows generated from operating activities (RMB’000)	-1,089,708	1,635,267	-166.64

	From the beginning of the year to the end of the Reporting Period (January to March)	From the beginning of the year to the end of the Reporting Period last year (January to March)	Increase/decrease as compared to the corresponding period of the previous year (%)(January to March)
Revenue (RMB’000)	25,136,233	25,759,522	-2.42
Net profit attributable to equity shareholders of the Company (RMB’000)	610,653	1,771,513	-65.53
Net profit attributable to equity shareholders of the Company excluding non-recurring items (RMB’000)	624,529	1,768,368	-64.68
Return on net assets (weighted average) (%)	1.992	5.841	Decreased by 3.85 percentage points
Basic earnings per share (RMB/share)	0.056	0.164	-65.85
Diluted earnings per share (RMB/share)	0.056	0.164	-65.85

Excluded non-recurring items and amount:

Unit: RMB’000

Item	Amount for the Reporting Period (January to March)
Losses on disposal of non-current assets	-790
Government grants recognized through profit and loss except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business	584
In addition to the effective hedging business related to the company’s normal business operations, the fair value gains and losses arising from the holding of transactional financial assets, derivative financial assets, transactional financial liabilities and derivative financial liabilities, as well as the investment gains from the disposal of transactional financial assets, derivative financial assets, transactional financial liabilities, derivative financial liabilities and other creditor’s rights investments.	-13,934
Other non-operating income and expenses other than those mentioned above	329
Other profit and loss items that meet the definition of non-recurring items	-7,377
Effect on minority interests (after tax)	886
Tax effect for the items above	6,426

Total	-13,876

2.2	Total Number of Shareholders as at the End of the Reporting Period, Top Ten Shareholders and Shareholdings of the Top Ten Shareholders of Shares in Circulation (or Unrestricted Shares)

Unit: Share

Total number of shareholders					88,503
Shareholdings of the top ten shareholders
Name of shareholder (in full)	Number of shares held at the end of the Reporting Period	Percentage of total shareholding (%)	Number of shares with selling restrictions	Number of shares pledged or frozen		Type of shareholder
				Situation of the shares	Number
China Petroleum & Chemical Corporation	5,460,000,000	50.44	0	None	0	State-owned legal person
HKSCC (Nominees) Limited	3,458,212,771	31.95	0	Unknown	0	Overseas legal person
China Securities Finance Corporation Limited	324,111,018	2.99	0	None	0	Others
HKSCC Limited	79,935,466	0.74	0	None	0	Others
Central Huijin Investment Ltd.	67,655,800	0.63	0	None	0	Others
GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	45,222,300	0.42	0	None	0	Others
Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	43,531,469	0.40	0	None	0	Others
China Asset Fund –Agricultural Bank of China – China Asset CSI Financial Asset Management Plan	43,083,750	0.40	0	None	0	Others
Bosera Fund – Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	43,083,700	0.40	0	None	0	Others
E Fund – Agricultural Bank of China – E Fund CSI Financial Asset Management Plan	43,083,700	0.40	0	None	0	Others

Shareholdings of the Top Ten Shareholders with Unlimited Conditions of Sale
Name of shareholder	Number of Liquidity Shares Holding Unlimited Conditions of Sale	Type and quantity of shares
		Type	Quantity
China Petroleum & Chemical Corporation	5,460,000,000	RMB common stocks	5,460,000,000
HKSCC (Nominees) Limited	3,458,212,771	Overseas listed foreign share	3,458,212,771
China Securities Finance Corporation Limited	324,111,018	RMB common stocks	324,111,018
HKSCC Limited	79,935,466	RMB common stocks	79,935,466
Central Huijin Investment Ltd.	67,655,800	RMB common stocks	67,655,800
GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	45,222,300	RMB common stocks	45,222,300
Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	43,531,469	RMB common stocks	43,531,469
China Asset Fund –Agricultural Bank of China – China Asset CSI Financial Asset Management Plan	43,083,750	RMB common stocks	43,083,750
Bosera Fund – Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	43,083,700	RMB common stocks	43,083,700
E Fund – Agricultural Bank of China – E Fund CSI Financial Asset Management Plan	43,083,700	RMB common stocks	43,083,700
Explanation of the connected relationship or acting in concert relationship of the above shareholders	Among the above-mentioned shareholders, China Petroleum & Chemical Corporation, a state-owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an act-in-concert party under the Administration Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee and HKSCC Limited is the nominal holder of the Company’s Shanghai-Hong Kong Stock Connect. Apart from the above, the Company is not aware of any other connected relationships among the other shareholders, or whether any other shareholder constitutes an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies.

3. Major Events

3.1	Description of Substantial Changes in Major Financial Report Items and Financial Indicators of the Company

Unit: RMB’000

Item	As at 31 March 2019	As at 31 March 2018	Increase/ decrease amount	Change (%)	Major reason for change
Prepayments	375,012	72,968	302,044	413.94	Increased prepaid raw material procurement expenses in the current period
Short-term borrowings	1,425,000	497,249	927,751	186.58	Increased demand for capital for daily production and operation
Staff salaries and welfares payable	272,457	128,861	143,596	111.43	Increase in outstanding performance appraisal awards

Unit: RMB’000

Item	For the three-month period ended 31 March		Increase/ decrease amount	Change (%)	Major reason for change
	2019	2018
Operating profit	747,350	2,263,474	-1,516,124	-66.98	The rise in crude oil prices at the beginning of the year led to a significant increase in raw material costs, y-o-y decrease in product price and a sharp drop in gross profit.
Financial expenses	-119,841	-106,688	-13,153	12.33	The average level of bank deposits during the reporting period increased compared with the same period last year.
Investment income	195,291	271,384	-76,093	-28.04	The joint venture company’s current operating condition is weaker than that of the same period last year, and its investment income decreases.
Income tax expenses	136,682	497,523	-360,841	-72.53	Earnings declined during the reporting period compared with the same period last year.

4. Appendix

4.1	CONSOLIDATED BALANCE SHEETS

AS AT 31 MARCH 2019

Unit: RMB’000

Items	As at the end of the period (unaudited)	As at the beginning of the year (audited)
Current assets
Cash at bank and on hand	10,771,046	10,241,893
Trading financial assets	1,800,000	2,719,811
Derivative financial assets	—	7,468
Notes payable and accounts payable	4,238,779	3,970,245
Including: Notes payable	1,092,412	789,103
Accounts payable	3,146,367	3,181,142
Interests receivable	375,012	72,968
Other receivables	158,968	108,986
Inventories	6,508,112	8,120,875
Assets classified as held for sale	24,331	24,331
Other current assets	16,914	32,299

Total current assets	23,893,162	25,298,876

Non-current assets
Long-term equity investments	4,866,359	4,657,133
Investment properties	378,023	376,739
Fixed assets	11,325,072	11,670,453
Construction in progress	1,645,450	1,559,401
Right-of-use assets	58,812	—
Intangible assets	351,160	355,594
Long-term prepaid expenses	456,714	502,689
Deferred tax assets	105,108	119,075

Total non-current assets	19,186,698	19,241,084

Total assets	43,079,860	44,539,960

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS AT 31 MARCH 2019

Unit: RMB’000

Items	As at the end of the period (unaudited)	As at the beginning of the year (audited)
Current liabilities
Short-term borrowings	1,425,000	497,249
Derivative financial liabilities	139	11,005
Notes payable and accounts payable	5,744,206	7,394,383
Employee benefits payable	272,457	128,861
Taxes payable	3,233,060	4,642,692
Other payables	715,591	785,260
Contract Liabilities	363,751	453,564
Non-current liabilities due within one year	—	—

Total current liabilities	11,754,204	13,913,014

Non-current liabilities
Lease liabilities	77,444	—
Deferred revenue	137,942	140,442

Total non-current liabilities	215,386	140,442

Total liabilities	11,969,590	14,053,456

Shareholders’ equity
Share capital	10,823,814	10,823,814
Capital surplus	610,327	610,327
Other comprehensive income	10,390	10,389
Surplus reserve	6,237,171	6,237,170
Specific reserve	69,902	57,135
Undistributed profits	13,241,945	12,631,291
Total equity attributable to equity shareholders of the Company	30,993,549	30,370,126
Minority interests	116,721	116,378

Total shareholders’ equity	31,110,270	30,486,504

Total liabilities and shareholders’ equity	43,079,860	44,539,960

COMPANY BALANCE SHEETS

AS AT 31 MARCH 2019

Unit: RMB’000

Items	As at the end of the period (unaudited)	As at the beginning of the year (audited)
Current assets
Cash at bank and on hand	9,575,797	9,119,013
Trading financial assets	1,800,000	2,519,100
Derivative financial assets	—	6,953
Notes receivable and accounts receivable	3,004,292	2,768,008
Including: Notes receivable	970,526	714,599
Accounts receivable	2,033,766	2,053,409
Advances to suppliers	371,025	68,934
Other receivables	139,811	96,182
Inventories	6,022,835	7,500,683

Total current assets	20,913,760	22,078,873

Non-current assets
Long-term equity investments	5,959,106	5,762,327
Investment properties	409,075	408,366
Fixed assets	11,127,283	11,459,333
Construction in progress	1,645,450	1,559,401
Right-of-use assets	56,278	—
Intangible assets	316,717	319,877
Long-term prepaid expenses	447,585	493,242
Deferred tax assets	95,909	109,137

Total non-current assets	20,057,403	20,111,683

Total assets	40,971,163	42,190,556

COMPANY BALANCE SHEETS (CONTINUED)

AS AT 31 MARCH 2019

Unit: RMB’000

Items	As at the end of the period (unaudited)	As at the beginning of the year (audited)
Current liabilities
Short-term borrowings	1,380,000	431,649
Derivative financial liabilities	—	9,799
Notes receivable and accounts receivable	4,091,031	5,535,625
Contract Liabilities	313,395	411,796
Employee benefits payable	266,885	123,157
Taxes payable	3,214,244	4,608,232
Other payables	703,144	718,847

Total current liabilities	9,968,699	11,839,105

Non-current liabilities
Lease liabilities	74,757	—
Deferred revenue	137,942	140,442

Total non-current liabilities	212,699	140,442

Total liabilities	10,181,398	11,979,547

Shareholders’ equity
Share capital	10,823,814	10,823,814
Capital surplus	600,768	600,768
Other comprehensive income	69,768	57,135
Specific reserve	10,390	10,389
Surplus reserve	6,237,171	6,237,170
Undistributed profits	13,047,854	12,481,733

Total shareholders’ equity	30,789,765	30,211,009

Total liabilities and shareholders’ equity	40,971,163	42,190,556

4.2	CONSOLIDATED INCOME STATEMENTS

FOR THE THREE MONTHS ENDED 31 MARCH 2019 (Unaudited)

Unit: RMB’000

	Three months ended 31 March
Items	2019	2018
Total revenue	25,136,233	25,759,522

Including:Revenue	25,136,233	25,759,522

Total operating cost	24,583,829	23,765,489

Including: Cost of sales	20,831,769	19,769,281
Taxes and surcharges	2,973,374	3,252,945
Selling and distribution expenses	125,926	132,265
General and administrative expenses	765,507	717,657
R&D expenses	7,085	—
Financial expenses	-119,841	-106,688
Including: Financial expense	13,572	10,209
Financial income	125,729	99,326
Asset impairment losses	—	29
Credit impairment losses	9	—
Add: Other income	584	540
Investment income (“-” to indicate loss)	195,291	271,384
Including: Share of income of associates and joint ventures	209,225	281,600
Exchange earnings(“-” to indicate loss)	—	—
Change in fair value gains (“-” to indicate loss)	-139	619
Asset disposal income (“-” to indicate loss)	-790	-3,102

CONSOLIDATED INCOME STATEMENTS (CONTINUED)

FOR THE THREE MONTHS ENDED 31 MARCH 2019 (Unaudited)

Unit: RMB’000

	Three months ended 31 March
Items	2019	2018
Operating profit (“-” to indicate loss)	747,350	2,263,474
Add: Non-operating income	7,361	25,937
Add: Non-operating income	7,032	18,205
Total profit (“-” to indicate loss)	747,679	2,271,206
Less: Income tax expenses	136,682	497,523
Net Profit (“-” to indicate loss)	610,997	1,773,683
(1) Classification by business continuity	610,997	1,773,683
Profit from continuing operations(“-” to indicate loss)	610,997	1,773,683
(2) Classification by ownership	610,997	1,773,683
Attributable to equity shareholders of the Company (“-” to indicate loss)	610,653	1,771,513
Minority interests (“-” to indicate loss)	344	2,170
Other comprehensive income, net of tax	—	—
Total comprehensive income	610,997	1,773,683
Attributable to equity shareholders of the Company	610,653	1,771,513
Minority interests	344	2,170
Earnings per share
Basic earnings per share (RMB)	0.056	0.164
Diluted earnings per share (RMB)	0.056	0.164

COMPANY INCOME STATEMENTS

FOR THE THREE MONTHS ENDED 31 MARCH 2019 (Unaudited)

Unit: RMB’000

	Three months ended 31 March
Items	2019	2018
Revenue	19,013,327	19,899,990
Less: Cost of sales	14,794,477	13,967,063
Taxes and surcharges	2,967,040	3,246,105
Selling and distribution expenses	107,155	102,739
General and administrative expenses	741,310	679,900
R&D expenses	5,252	—
Financial expenses	-117,357	-86,066
Including: Financial expense	7,787	3,840
Financial income	-118,221	-90,889
Asset impairment losses	—	29
Credit impairment losses	9	—
Add: Other income	574	540
Investment income (“-” to indicate loss)	186,459	268,560
Including: Share of income of associates and joint ventures	196,779	268,560
Asset disposal income (“-” to indicate loss)	-5,869	-3,340
Operating profit (“-” to indicate loss)	696,605	2,255,980
Add: Non-operating income	1,946	2,707
Less: Non-operating expenses	7,030	8,953
Total profit (“-” to indicate loss)	691,521	2,249,734
Less: Income tax expenses	125,401	493,997
Net Profit (“-” to indicate loss)	566,120	1,755,737
(1) Profit from continuing operations(“-” to indicate loss)	566,120	1,755,737
Other comprehensive income, net of tax	—	—
Total comprehensive income	566,120	1,755,737
Earnings per share
Basic earnings per share (RMB)	0.052	0.162
Diluted earnings per share (RMB)	0.052	0.162

4.3	CONSOLIDATED CASH FLOW STATEMENTS

FOR THE THREE MONTHS ENDED 31 MARCH 2019 (Unaudited)

Unit: RMB’000

	Three months ended 31 March
Items	2019	2018
1. Cash flows from operating activities
Cash received from sales of goods or rendering of services	27,306,858	25,213,452
Refund of taxes and surcharges	—	19,539
Cash received relating to other operating activities	6,015	25,825
Sub-total of cash inflows	27,312,873	25,258,816
Cash paid for goods and services	23,266,199	19,239,624
Cash paid to and on behalf of employees	572,139	663,888
Payments of taxes and surcharges	4,385,444	3,584,166
Cash paid relating to other operating activities	178,799	135,871
Sub-total of cash outflows	28,402,581	23,623,549

Net cash flows (used in)/ generated from operating activities	-1,089,708	1,635,267

2. Cash flows from investing activities
Cash received from entrusted lending	200,000	12,000
Cash received from returns on investments	—	-2,775
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	4,815	6,760
Cash received relating to other investing activities	800,215	959,290
Sub-total of cash inflows	1,005,030	975,275
Cash paid to acquire fixed assets, intangible assets and other long-term assets	293,828	198,388
Cash paid to entrusted lending	—	7,919
Cash paid to other related investment activities	504,396	1,000,000
Sub-total of cash outflows	798,224	1,206,307

Net cash flows generated from/(used in) operating activities.	206,806	-231,032

CONSOLIDATED CASH FLOW STATEMENTS (CONTINUED)

FOR THE THREE MONTHS ENDED 31 MARCH 2019 (Unaudited)

Unit: RMB’000

	Three months ended 31 March
Items	2019	2018
3. Cash flows from financing activities
Cash received from the investment	—	38,102
Cash received from borrowings	1,897,500	544,100
Cash received from other fund-raising activities	—	—
Sub-total of cash inflows	1,897,500	582,202
Cash repayments of borrowings	972,825	85,057
Cash paid for distribution of dividends or profits and interest expenses	10,812	10,397
Cash paid for other fund-raising activities	89	—
Sub-total of cash outflows	983,726	95,454
Net cash flows generated from financing activities	913,774	486,748

4. Effect of foreign exchange rate changes on cash and cash equivalents	-1,719	-3,881

5. Net increase in cash and cash equivalents	29,153	1,887,102
Add: Cash and cash equivalents at beginning of the period	8,241,893	7,504,266

6. Cash and cash equivalents at end of the period	8,271,046	9,391,368

CASH FLOW STATEMENTS

FOR THE THREE MONTHS ENDED 31 MARCH 2019 (Unaudited)

Unit: RMB’000

	Three months ended 31 March
Items	2019	2018
1. Cash flows from operating activities
Cash received from sales of goods or rendering of services	20,789,805	20,679,457
Cash received relating to other operating activities	8,694	747
Sub-total of cash inflows	20,798,499	20,680,204
Cash paid for goods and services	16,812,058	14,673,758
Cash paid to and on behalf of employees	535,445	528,713
Payments of taxes and surcharges	4,311,964	3,575,669
Cash paid relating to other operating activities	116,469	498,031
Sub-total of cash outflows	21,775,936	19,276,171

Net cash flows (used in)/ generated from operating activities	-977,437	1,404,033

2. Cash flows from investing activities
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	4,672	1,412
Cash received relating to other investing activities	785,005	1,070,583
Sub-total of cash inflows	789,677	1,071,995
Cash paid to acquire fixed assets, intangible assets and other long-term assets	290,527	198,328
Cash paid to investment activities	—	—
Cash paid to other related investment activities	500,000	1,000,000
Sub-total of cash outflows	790,527	1,198,328

Net cash flows used in investing activities	-850	-126,333

CASH FLOW STATEMENTS (CONTINUED)

FOR THE THREE MONTHS ENDED 31 MARCH 2019 (Unaudited)

Unit: RMB’000

	Three months ended 31 March
Items	2019	2018
3. Cash flows from financing activities
Cash received from the investment	—	54,164
Cash received from borrowings	1,880,000	500,000
Sub-total of cash inflows	1,880,000	554,164
Cash repayments of borrowings	934,725	18,000
Cash paid for distribution of dividends or profits and interest expenses	10,204	3,955
Sub-total of cash outflows	944,929	21,955

Net cash flows generated from financing activities	935,071	532,209

4. Effect of foreign exchange rate changes on cash and cash equivalents	—	—

5. Net increase in cash and cash equivalents	-43,216	1,809,909
Add: Cash and cash equivalents at beginning of the period	7,119,013	6,268,493

6. Cash and cash equivalents at end of the period	7,075,797	8,078,402

4.4

First Implementation of The New Financial Instruments Standards, New Revenue Standards, New Lease Standards to Adjust Related Items in The Financial Statements at the Beginning of the Year of First Implementation

CONSOLIDATED BALANCE SHEETS

Unit: RMB’000

Items	31 Dec 2018	1 Jan 2019	Adjusted Data
Current assets
Cash at bank and on hand	10,241,893	10,241,893
Trading financial assets	2,719,811	2,719,811
Derivative financial assets	7,468	7,468
Notes receivable and accounts receivable	3,970,245	3,970,245
Including: Notes receivable	789,103	789,103
Accounts receivable	3,181,142	3,181,142
Advances to suppliers	72,968	72,860	-108
Other receivables	108,986	108,986
Inventories	8,120,875	8,120,875
Assets classified as held for sale	24,331	24,331
Other current assets	32,299	32,299

Total current assets	25,298,876	25,298,768	-108

Non-current assets
Long-term equity investments	4,657,133	4,657,133
Investment properties	376,739	376,739
Fixed assets	11,670,453	11,670,453
Construction in progress	1,559,401	1,559,401
Right-of-use assets	—	76,741	76,741
Intangible assets	355,594	355,594
Long-term prepaid expenses	502,689	502,689
Deferred tax assets	119,075	119,075

Total non-current assets	19,241,084	19,317,825	76,741

Total assets	44,539,960	44,616,593	76,633

CONSOLIDATED BALANCE SHEETS (CONTINUED)

Unit: RMB’000

Items	31 Dec 2018	1 Jan 2019	Adjusted Data
Current liabilities
Short-term borrowings	497,249	497,249
Derivative financial liabilities	11,005	11,005
Notes payable and accounts payable	7,394,383	7,394,383
Employee benefits payable	128,861	128,861
Taxes payable	4,642,692	4,642,692
Other payables	785,260	785,260
Contract Liabilities	453,564	453,564

Total current liabilities	13,913,014	13,913,014

Non-current liabilities
Lease liabilities	—	76,633	76,633
Deferred revenue	140,442	140,442

Total non-current liabilities	140,442	217,075	76,633

Total liabilities	14,053,456	14,130,089	76,633

Shareholders’ equity
Share capital	10,823,814	10,823,814
Capital surplus	610,327	610,327
Other comprehensive income	10,389	10,389
Surplus reserve	57,135	57,135
Specific reserve	6,237,170	6,237,170
Undistributed profits	12,631,291	12,631,291

Total equity attributable to equity shareholders of the Company	30,370,126	30,370,126

Minority interests	116,378	116,378

Total shareholders’ equity	30,486,504	30,486,504

Total liabilities and shareholders’ equity	44,539,960	44,616,593	76,633

COMPANY BALANCE SHEETS

Unit: RMB’000

Items	31 Dec 2018	1 Jan 2019	Adjusted Data
Current assets
Cash at bank and on hand	9,119,013	9,119,013
Trading financial assets	2,519,100	2,519,100
Derivative financial assets	6,953	6,953
Notes receivable and accounts receivable	2,768,008	2,768,008
Including: Notes receivable	714,599	714,599
Accounts receivable	2,053,409	2,053,409
Advances to suppliers	68,934	68,826	-108
Other receivables	96,182	96,182
Inventories	7,500,683	7,500,683

Total current assets	22,078,873	22,078,765	-108

Non-current assets
Long-term equity investments	5,762,327	5,762,327
Investment properties	408,366	408,366
Fixed assets	11,459,333	11,459,333
Construction in progress	1,559,401	1,559,401
Right-of-use assets	—	74,111	74,111
Intangible assets	319,877	319,877
Long-term prepaid expenses	493,242	493,242
Deferred tax assets	109,137	109,137

Total non-current assets	20,111,683	20,185,794	74,111

Total assets	42,190,556	42,264,559	74,003

COMPANY BALANCE SHEETS (CONTINUED)

Unit: RMB’000

Items	31 Dec 2018	1 Jan 2019	Adjusted Data
Current liabilities
Short-term borrowings	431,649	431,649
Derivative financial liabilities	9,799	9,799
Notes payable and accounts payable	5,535,625	5,535,625
Contract Liabilities	411,796	411,796
Employee benefits payable	123,157	123,157
Taxes payable	4,608,232	4,608,232
Other payables	718,847	718,847

Total current liabilities	11,839,105	11,839,105

Non-current liabilities
Lease liabilities	—	74,003	74,003
Deferred revenue	140,442	140,442

Total non-current liabilities	140,442	214,445	74,003

Total liabilities	11,979,547	12,053,550	74,003

Shareholders’ equity
Share capital	10,823,814	10,823,814
Capital surplus	600,768	600,768
Other comprehensive income	10,389	10,389
Specific reserve	57,135	57,135
Surplus reserve	6,237,170	6,237,170
Undistributed profits	12,481,733	12,481,733

Total shareholders’ equity	30,211,009	30,211,009

Total liabilities and shareholders’ equity	42,190,556	42,264,559	74,003

4.5	Description of the First-Time Implementation of The New Financial Instrument Standards, Income Standard and New Leases Standards, Retrospective Adjustment of the Previous Data Comparison

The company has implemented the new leases standards since January 1, 2019, and has adjusted the first-time implementation of the financial statement related items at the beginning of the year, and has not retrospectively adjusted the comparative financial statements.

By Order of the Board

Sinopec Shanghai Petrochemical Company Limited

Guo Xiaojun

Joint Company Secretary

Shanghai, the PRC, 25 April 2019